

May 10, 2013

<u>Via E-Mail</u>
Darren J. Tangen
Chief Operating Officer, Chief Financial Officer, and Treasurer
Colony Financial, Inc.
2450 Broadway, 6th Floor
Santa Monica, California 90404

> **Re: Colony Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 11, 2013**
> **File No. 001-34456**

Dear Mr. Tangen:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Our Investments, page 47</u>

1.   We note your disclosure of carrying and fair values of your investment portfolio by your target asset type. In future filings please reconcile the total carrying value in this table with the amounts included in your balance sheet, and reconcile the total fair values with amount disclosed in the notes to the financial statements.

2.   We note your disclosure of additional details and recent developments about your individual investments. In future filings please reconcile the information in this table to the amounts in your balance sheet.

Income from Our Investments, page 58

3.   We note your disclosure of income (loss) from your investments by type of investment, net of investment-related expenses and amounts attributable to noncontrolling interests. In future filings, please revise to include all of the disclosures required by Item 10(e) of Regulation S-K for non-GAAP measures of segment profit/loss that are not in conformity with ASC 280 or that are totals of the two segments' profit or loss measure in any context other than the ASC 280 required reconciliation in the footnotes. Refer to Compliance & Disclosure Interpretations, Non-GAAP Financial Measures, Questions 104.03 and 104.04.

Information About Our Real Estate Debt Portfolio, page 61

4.   We note your disclosure of certain characteristics of the loans and beneficial interests in securities held by you and the joint ventures and your proportionate share. In future filings please reconcile your total amortized cost in this table with the amounts of such investments included in your balance sheet.

Consolidated Statements of Operations, page F-4

5.   Please tell us what consideration you gave to the guidance of Article 9 of Regulation S-X and Industry Guide 3, including the presentation of net interest income and net interest income after provision for loan losses in your statements of operations. Refer to SAB Topic 11K (FASB ASC 942-10-S99-4).

Note 2. Significant Accounting Policies

Investment in Real Estate, page F-11

6.   Please tell us and disclose in future filings your accounting policy regarding impairment of investments in real estate.

Note 4. Loans Receivable, page F-19

7.   With respect to the sale of the A-note (page F-19) and the sale of a participation interest in another loan (page F-20), please tell us how you considered ASC 320-10-25 in determining that these sales do not call into question your stated intent to hold other loans to maturity.

<u>Form 8-K filed January 4, 2013, as amended on March 26, 2013</u>

8.   Please tell us how you determined that the acquisition of equity interests in ColFin American Investors, LLC and CAH Operating Partnership, L.P. (formerly known as CSFR Operating Partnership, L.P.) were not significant for purposes of providing financial statements and pro forma financial information as of the dates of the original investments and each additional investment, and provide us with your calculations of significance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3694.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant